Exhibit 4.1

DESCRIPTION OF AMERICAN NATIONAL BANKSHARES INC.’S SECURITIES

As of December 31, 2020, the common stock of American National Bankshares Inc. (“American National”) was the only class of its securities registered under Section 12 of the Securities Exchange Act of 1934. The following summary description of the material features of the common stock of American National does not purport to be complete and is subject to, and qualified in its entirety by reference to, American National’s articles of incorporation and bylaws, each as amended. For more information, refer to American National’s articles of incorporation and bylaws and any applicable provisions of relevant law, including the Virginia Stock Corporation Act (the “Virginia SCA”) and federal laws governing banks and bank holding companies.

General

American National is authorized to issue 20,000,000 shares of common stock, par value $1.00 per share. Each share of American National’s common stock has the same relative rights as, and is identical in all respects to, each other share of American National’s common stock. American National’s common stock is traded on the Nasdaq Global Select Market under the symbol “AMNB.” The transfer agent for American National’s common stock is Computershare, Inc., 250 Royall Street, Canton, Massachusetts 02021.

Dividends

American National’s shareholders are entitled to receive dividends or distributions that its board of directors may declare out of funds legally available for those payments. The payment of distributions by American National is subject to the restrictions of Virginia law applicable to the declaration of distributions by a corporation. A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock.

As a bank holding company, American National’s ability to pay dividends is affected by the ability of American National Bank and Trust Company (“American National Bank”), American National’s bank subsidiary, to pay dividends to American National. The ability of American National Bank to pay dividends is influenced by bank regulatory requirements and capital guidelines.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of American National, the holders of shares of its common stock will be entitled to receive, after payment of all debts and liabilities of American National and after satisfaction of all liquidation preferences applicable to any preferred stock, all remaining assets of American National available for distribution in cash or in kind.

Voting Rights

The holders of American National’s common stock are entitled to one vote per share and, in general, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a plurality of the votes cast, and shareholders do not have the right to accumulate their votes in the election of directors.

Classes of Directors

American National’s board of directors is divided into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms.

No Preemptive Rights; Redemption and Assessment

Holders of shares of American National’s common stock will not be entitled to preemptive rights with respect to any shares that may be issued. American National’s common stock is not subject to redemption or any sinking fund and the outstanding shares are fully paid and nonassessable.

Preferred Stock

American National’s board of directors is empowered to authorize the issuance, in one or more series, of shares of preferred stock at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. American National’s board is also authorized to fix the designations, voting, conversion, preference and other relative rights, qualifications and limitations of any such series of preferred stock. American National’s board, without shareholder approval, may authorize the issuance of one or more series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of American National’s common stock. The creation and issuance of any series of preferred stock, and the relative rights, designations and preferences of such series, if and when established, will depend upon, among other things, the future capital needs of American National, then existing market conditions and other factors that, in the judgment of American National’s board, might warrant the issuance of preferred stock.

Anti-takeover Provisions

Certain provisions of American National’s articles of incorporation and bylaws may discourage attempts to acquire control of American National. These provisions also may render the removal of one or all directors more difficult or deter or delay corporate changes of control that American National’s board of directors did not approve. These provisions include the following:

Classified Board of Directors. American National’s articles of incorporation provide for classification of American National’s board of directors into three separate classes, which may have certain anti-takeover effects. For example, at least two annual meetings of shareholders may be required for the shareholders to replace a majority of the directors serving on American National’s board of directors.

Authorized Preferred Stock. American National’s board of directors may, subject to application of Virginia law, authorize the issuance of preferred stock at such times, for such purposes and for such consideration as the board may deem advisable without further shareholder approval. The issuance of preferred stock under certain circumstances may have the effect of discouraging an attempt by a third party to acquire control of American National by, for example, authorizing the issuance of a series of preferred stock with rights and preferences designed to impede the proposed transaction.

Supermajority Voting Provisions. American National’s articles of incorporation state that certain business combination transactions must be approved by at least 80% of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction when the other party to the transaction owns more than 25% of American National’s voting stock, unless certain conditions are met.

If the transaction does not involve a holder of more than 25% of the outstanding voting stock, the Virginia SCA applies and the affirmative vote of more than two-thirds of the votes entitled to be cast is required to approve the transaction.

No amendment to American National’s articles of incorporation may change, repeal or make inoperative any of the provisions relating to cumulative voting, directors or certain business combinations unless such amendment is approved by at least 80% of the outstanding shares of its common stock; provided, however, that if such amendment has been unanimously recommended to shareholders by American National’s board of directors (i) at a time when no other entity beneficially owns, or, to the knowledge of any director, proposes to acquire, 25% or more of American National’s voting stock, or (ii) if all such directors are “continuing directors” as defined in American National’s articles, such amendment need only be approved by a majority of the votes entitled to be cast by each voting group entitled to vote on the matter.

Directors of American National may be removed with or without cause, but only by the affirmative vote of the holders of at least 80% of the outstanding shares of its common stock.

No Cumulative Voting. American National’s articles of incorporation do not provide for cumulative voting for any purpose. The absence of cumulative voting may afford anti-takeover protection by making it more difficult for American National’s shareholders to elect nominees opposed by the board of directors.

Shareholder Proposals. American National’s bylaws require a shareholder who intends to raise new business at a shareholder meeting to deliver written notice to the Secretary of American National at least 60 days prior to the first anniversary of the date of American National’s proxy statement for the preceding year’s annual meeting. American National’s bylaws also require shareholders who desire to raise new business to provide certain information to American National concerning the nature of the new business, the shareholder and the shareholder’s interest in the business matter. These requirements may discourage American National’s shareholders from submitting proposals.